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James C. Lewis, L.C.                                           James C. Lewis
                                                             -----------------
                                                              Attorney at Law

June 16, 2006

VIA EDGAR

Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington, DC  20549-3628

Re:   Comet Technologies, Inc.
      Schedule 14f-1 filing and Comment Letter dated May 24, 2006
      Filed May 17, 2006
      File No. 5-56537

Dear Ms. Ransom:

      Thank you for taking a few minutes this week to discuss the above-referenced comment letter pertaining to the 14(f) filing of Comet
Technologies, Inc.   This letter will serve as a more formal response to the
comment letter.

Your Comment:
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Security Ownership of Certain Beneficial Owners and Management, page 3
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1.     In the future, please note that the footnotes to the beneficial ownership table should identify the natural person who controls, i.e. voting or investment power, the stock owned by the entities listed in the table. See Exchange Act Rule 13d-3. For example, you should have disclosed the natural person who controls the common stock owned by The Harker Group Limited.

RESPONSE:

We note your comment with respect to the appropriate way to reflect beneficial
ownership of shares in the footnote disclosure.   The Company will reflect
ownership in this fashion in future filings. With respect to the one shareholder you reference, please note that management has been informed Harker Group Limited is an entity owned and controlled by Brent Harker, an individual who has owned stock in the Company since 1986, but who has never been an officer, director, affiliate or control person of the Company.



700 Crandall Building * 10 West 100 South * Salt Lake City. Utah 84101 *
     (801) 994-3846 * Fax (801) 355-0289 * LewisLaw@relia.net

Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions
June 16, 2006
Page 2


2. We note that more than one of your current and future shareholders beneficially own greater than 5% of your common stock. Our records indicate, however, that only Mr. Gertino has filed beneficial ownership reports on
Schedule 13D or 13G pursuant to Sections 13(d) and 13(g) of the Exchange Act of 1934 and Rule 13d-1 with regard to this ownership. Please advise.

RESPONSE:

      In response to your second comment, we have researched the Company files concerning filings by officers owning greater than 5% of the outstanding
common stock.   As I indicated, the records reflect that in June, 1999, prior counsel assisted the officers, Mr. Jack M. Gertino, Mr. Philip Gugel (now deceased) and Dr. Richard Stuart, in preparing Schedules 13D for filing, and
sent out the Schedules for filing by these individuals.   These filings were
transmitted to each of the officers for filing.   For some reason, which we
are unable to explain, the filing for Mr. Gertino was made (in July, 1999), but Dr. Stuart's and Mr. Gugel's filings apparently did not get made (notwithstanding the apparent impression that they were made). The officers have been operating under this assumption over the past few years that these filings were made. At this juncture, the holdings of these individuals are each less than 5%, and final Form 4 and Form 5 filings have been made for Messrs. Gertino and Stuart, so it would not appear that it would accomplish anything to make any further filings to attempt to correct this mistake. If you disagree, we would be happy to consider your viewpoint.

     This will also serve as my request that the Staff of the Commission copy this office on any future comment letters, via facsimile to (801) 355-0289.

I would be happy to provide you with any additional information you may need. Thank you for your assistance.

Sincerely yours,

JAMES C. LEWIS, L.C.

/s/ James C. Lewis

James C. Lewis

cc:   Steve Wang
      Yan-qing Liu
      Jack M. Gertino
      Richard B. Stuart


700 Crandall Building * 10 West 100 South * Salt Lake City. Utah 84101 *
     (801) 994-3846 * Fax (801) 355-0289 * LewisLaw@relia.net